Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Weibo Corporation

微博股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9898)

CHANGE OF ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the “Board”) of Weibo Corporation (the “Company”) hereby announces that with effect from August 15, 2022, the address of the principal place of business in Hong Kong of the Company will be relocated from Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong to 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong.

By order of the Board
Weibo Corporation
Mr. Charles Guowei Chao
Chairman of the Board

Hong Kong, August 15, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Pen Hung Tung, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.